UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                        Price Communications Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    741437305
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

                  | |      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.             741437305

---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only).

           Green & Smith Investment Management L.L.C.
           13-3869675
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b) X
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   3.      SEC Use Only


---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   4. Citizenship or Place of Organization Delaware
---------- ---------------------------------------------------------------------
------------------------- --------- --------------------------------------------
                             5. Sole Voting Power None
------------------------- --------- --------------------------------------------
------------------------- --------- --------------------------------------------
       Number of             6.     Shared Voting Power        371,529 shares
  Shares Beneficially
Owned by Each Reporting
      Person with:
------------------------ --------- --------------------------------------------
------------------------ --------- --------------------------------------------
                             7. Sole Dispositive Power None
------------------------- --------- --------------------------------------------
------------------------- --------- --------------------------------------------
                             8. Shared Dispositive Power 371,529 shares
------------------------- --------- --------------------------------------------
----------- --------------------------------------------------------------------
   9.      Aggregate Amount Beneficially Owned by Each Reporting Person

            371,529 shares of common stock of the Issuer ("Shares") which consists of (i) 138,862 Shares beneficially owned by SPhinx Merger Arbitrage; (ii) 104,912 Shares beneficially owned by Hudson Valley Partners, L.P.; (iii) 37,435 Shares beneficially owned by The Merger Fund Ltd.; (iv) 84,820 Shares beneficially owned by Institutional Benchmarks Master Fund Limited; and (v) 5,500 Shares beneficially owned by MSS Merger Arbitrage 2, which Green & Smith Investment Management L.L.C. may be deemed to beneficially own by virtue of its position as investment adviser or general partner of each of the above private entities.

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11.     Percent of Class Represented by Amount in Row (9)    0.7%
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
   12.     Type of Reporting Person (See Instructions) IA
----------- --------------------------------------------------------------------

CUSIP No.             741437305
---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only).

           Frederick W. Green
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b) X
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   3.      SEC Use Only


---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   4. Citizenship or Place of Organization United States
---------- ---------------------------------------------------------------------
------------------------- --------- --------------------------------------------
                             5. Sole Voting Power None
------------------------- --------- --------------------------------------------
------------------------- --------- --------------------------------------------
       Number of             6.     Shared Voting Power        3,561,922 shares
  Shares Beneficially
Owned by Each Reporting
      Person with:
------------------------- --------- --------------------------------------------
------------------------- --------- --------------------------------------------
                             7. Sole Dispositive Power None
------------------------- --------- --------------------------------------------
                          --------- --------------------------------------------
                             8. Shared Dispositive Power 3,561,922 shares
------------------------- --------- --------------------------------------------
----------- --------------------------------------------------------------------
   9.      Aggregate Amount Beneficially Owned by Each Reporting Person

            3,561,922 Shares which consist of (i) 3,190,393 Shares beneficially owned by The Merger Fund; (ii) 138,862 Shares beneficially owned by SPhinx Merger Arbitrage; (iii) 104,912 Shares beneficially owned by Hudson Valley Partners, L.P.; (iv) 37,435 Shares beneficially owned by The Merger Fund Ltd.; (v) 84,820 Shares beneficially owned by Institutional Benchmarks Master Fund Limited; and (vi) 5,500 Shares beneficially owned by MSS Merger Arbitrage 2, which Frederick W. Green may be deemed to benefincally own by virtue of his position as President of Westchester Capital Management, Inc., the investment adviser of The Merger Fund, or by virtue of his position as a member of Green & Smith Investment Management L.L.C., which is the investment adviser or general partner of each of the other private entities listed above.

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

   11.     Percent of Class Represented by Amount in Row (9)    6.3%
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
   12.     Type of Reporting Person (See Instructions) IN
----------- --------------------------------------------------------------------

CUSIP No.             741437305
---------- ---------------------------------------------------------------------
   1.      Names of Reporting Persons
           I.R.S. Identification Nos. of above persons (entities only).

           Bonnie L. Smith
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)

           (b) X
---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   3.      SEC Use Only


---------- ---------------------------------------------------------------------
---------- ---------------------------------------------------------------------
   4.      Citizenship or Place of Organization United States
---------- ---------------------------------------------------------------------
------------------------- --------- --------------------------------------------
                             5. Sole Voting Power None
------------------------- --------- --------------------------------------------
------------------------- --------- --------------------------------------------
       Number of             6.     Shared Voting Power        3,561,922 shares
  Shares Beneficially
Owned by Each Reporting
      Person with:
------------------------- --------- --------------------------------------------
------------------------- --------- --------------------------------------------
                             7. Sole Dispositive Power None
------------------------- --------- --------------------------------------------
                          --------- --------------------------------------------
                             8. Shared Dispositive Power       3,561,922 shares
------------------------- --------- --------------------------------------------
----------- --------------------------------------------------------------------
   9.      Aggregate Amount Beneficially Owned by Each Reporting Person

            3,561,922 Shares which consist of (i) 3,190,393 Shares beneficially owned by The Merger Fund; (ii) 138,862 Shares beneficially owned by SPhinx Merger Arbitrage; (iii) 104,912 Shares beneficially owned by Hudson Valley Partners, L.P.; (iv) 37,435 Shares beneficially owned by The Merger Fund Ltd.; (v) 84,820 Shares beneficially owned by Institutional Benchmarks Master Fund Limited; and (vi) 5,500 Shares beneficially owned by MSS Merger Arbitrage 2, which Bonnie L. Smith may be deemed to benefincally own by virtue of her position as Vice-President of Westchester Capital Management, Inc., the investment adviser of The Merger Fund, or by virtue of her position as a member of Green & Smith Investment Management L.L.C., which is the investment adviser or general partner of each of the other private entities listed above.

   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


   11.     Percent of Class Represented by Amount in Row (9)    6.3%
----------- --------------------------------------------------------------------
----------- --------------------------------------------------------------------
   12.     Type of Reporting Person (See Instructions) IN
----------- --------------------------------------------------------------------

Item 1.

         (a) Name of Issuer:

                  Price Communications Corporation

         (b) Address of Issuer's Principal Executive Offices:

                  45 Rockefeller Plaza
                  New York, NY 10020

Item 2.

         (a) Name of Person Filing:

                  (i) Green & Smith Investment Management L.L.C.

                  (ii) Frederick W. Green

                  (iii) Bonnie L. Smith

         (b) Address or Principal Business Office or, if none, Residence:

                  (i) 100 Summit Drive, Valhalla, NY 10595

                  (ii) 100 Summit Drive, Valhalla, NY 10595

                  (iii) 100 Summit Drive, Valhalla, NY 10595

         (c) Citizenship: See Item 4 of the cover pages attached hereto

         (d) Title of Class of Securities: Common Stock, $0.01 par value

         (e) CUSIP No.: 741437305

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a) Green & Smith Investment Management L.L.C. is the general partner of Hudson Valley Partners, L.P. and is the investment adviser to The Merger Fund Ltd., SPhinx Merger Arbitrage, Institutional Benchmarks Master Fund Limited and MSS Merger Arbitrage 2.

         (b) Frederick W. Green is President of Westchester Capital Management, Inc., the investment adviser of The Merger Fund, and is a member of Green & Smith Investment Management L.L.C.

         (c) Bonnie L. Smith is Vice-President of Westchester Capital Management, Inc., the investment adviser of The Merger Fund, and is a member of Green & Smith Investment Management L.L.C.

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount Beneficially Owned and

         (b) Percent of Class: See Items 5 through 11 of the cover pages attached hereto.

                  This Schedule 13G shall not be construed as an admission that the Reporting Persons, either for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for other purposes, are the beneficial owners of any securities covered by this statement.

         (c)      See Items 5 through 8 of the cover pages attached hereto.

Item 5.  Ownership of 5 Percent or Less of a Class.

         Not applicable

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2005

                                      GREEN & SMITH INVESTMENT MANAGEMENT L.L.C.



                                      By: /s/ Bonnie L. Smith
                                      -----------------------------
                                      Name: Bonnie L. Smith
                                      Title:  Senior Vice President



                                      /s/ Frederick W. Green
                                      -----------------------------
                                      Frederick W. Green




                                      /s/ Bonnie L. Smith
                                      ------------------------------
                                      Bonnie L. Smith

                                                                      Exhibit A
                                    AGREEMENT

         The undersigned, Green & Smith Investment Management L.L.C., Frederick
W. Green and Bonnie L. Smith, agree that the statement to which this exhibit is appended is filed on behalf of each of them.

February 10, 2005

                                      GREEN & SMITH INVESTMENT MANAGEMENT L.L.C.



                                      By: /s/ Bonnie L. Smith
                                      ---------------------------
                                      Name: Bonnie L. Smith
                                      Title:Senior Vice President



                                      /s/ Frederick W. Green
                                      ---------------------------
                                      Frederick W. Green




                                      /s/ Bonnie L. Smith
                                      ---------------------------
                                      Bonnie L. Smith